Mail Stop 3561

October 31, 2006

Mr. Roger Urwin
Group Chief Executive
National Grid PLC
1-3 Strand
London WC2N 5EH, England

      RE: National Grid PLC
              Form 20-F for Fiscal Year Ended March 31, 2006
              Filed June 20, 2006
              File No. 1-14958

Dear Mr. Urwin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2006

Item 15. Controls and Procedures, page 14

1.   You state that your Chief Executive and Finance Director evaluated the
        effectiveness of your disclosure controls and procedures. However, your chief
        executive and finance director only concluded that your disclosure controls and
        procedures were effective to provide a reasonable level of assurance that the
        information required to be disclosed in the reports filed under the US Securities
        Exchange Act of 1934 was recorded, summarized and reported as and when
        required. Please confirm to us, if true, that the same officers concluded your
        disclosure controls and procedures were also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Act is
        accumulated and communicated to your management, including your principal
        executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure.
        Please revise the conclusion of your principal executive and principal financial
        officers in future filings to include the complete definition of disclosure controls
        and procedures in Exchange Act Rule 13a-15(e). Alternatively, you may simply
        state that your disclosure controls and procedures were effective at the reasonable
        assurance level without providing a definition of disclosure controls and
        procedures. Refer to Item 15 of Form 20-F.

Exhibit 15.1 Annual Report and Accounts 2005/06 in extracted form

Operating and Financial Review, page 20

2.   We note your presentations of adjusted operating profit, adjusted profit before
        taxation, adjusted profit/earnings from continuing operations, adjusted earnings
        per share from continuing operations and adjusted net assets throughout your
        Operating and Financial Review and the disclosures under "use of adjusted profit
        measures" on page 33 and Non-GAAP measures on page 155. Please tell us why
        the adjusted measures best illustrate the underlying business performance given
        that some of the exceptional items and remeasurements appear to be recurring in
        nature. Please refer to Question 8 of "Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on
        our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (hereinafter
        "the Non-GAAP FAQ"). In any event, in future filings, please disclose:
        •   The manner in which management uses the measures to conduct or evaluate
            performance;
        •   The economic substance behind management's decision to use the measures;

- The material limitations associated with the use of the measures as compared to the directly comparable IFRS measure and the manner in which management compensates for those limitations; and
- The substantive reasons why management believes the measures provide useful information to investors.

Financial position and financial management, page 56

3.   In future filings please include interest payments related to your long-term debt in the table of contractual obligations on page 60. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your future cash requirements.

Accounting policies, page 62

4.   In future filings please include an analysis of the sensitivity of changes in assumptions regarding the long-term rate of return and discount rate used in accounting for your pension and post-retirement plans.

Group Income Statement, page 100

5.   We note your presentation of exceptional items and remeasurements, of subtotals before and after these exceptional items and remeasurements and of adjusted earnings per share in your group income statement and notes to the accounts and your disclosure in Note 6 on page 113. We also note your presentation of exceptional items and remeasurements and cash flows from exceptional items in your group cash flow statement. Please tell us your basis for presenting exceptional items and remeasurements in this manner and why your presentations are expressly permitted by IAS 1. Please also explain to us why non-recurring exceptional income or charges do not relate to your underlying financial performance. In this regard, we note that all of these exceptional items, with the exception of costs incurred on the early redemption of debt and issue costs associated with B shares are classified in operating income. Please refer to Item 10(e) of Regulation S-K.

6.   Please tell us what consideration you gave to disclosing operating costs related to revenues separately from other operating costs such as those related to administrative and corporate activities. Please refer to paragraph 92 of IAS 1.

Group Cash Flow Statement, page 103

7.   Please tell us your basis for starting your cash flow statement using total operating profit as opposed to profit for the year or profit before taxation. Please refer to paragraph 20 of IAS 7.

8.   Please tell us the accounting literature that you considered in presenting the "Changes in working capital" line item as opposed to separately disclosing changes in each significant current asset and liability reflected in your group balance sheet. Refer to paragraph 20(a) and Appendix A of IAS 7.

Note 18. Property, plant and equipment, page 126

9.   In light of the significance of these assets and their depreciation to your financial statements, please disclose in future filings your plant and machinery category in further detail such as those categories disclosed on page 95. Please refer to paragraph 73 of IAS 16.

Note 19. Investment in joint ventures, page 127

10.   In future filings please disclose the events and circumstances that led to the reversal of the impairment provision. Refer to paragraph 130 of IAS 36.

Note 31. Share capital, page 141

11.   Please tell us what consideration you gave to disclosing the accounting policies and methods used to account for the B shares and the significant terms and conditions of the B shares pursuant to paragraphs 60 and 62 of IAS 32 and why such disclosures are not required.

Note 32. Reconciliation of movements in total equity, page 145

12.   Please tell us how the purchase of treasury shares reflected in your group cash flow statement is presented in the reconciliation. Please refer to paragraph 34 of IAS 32 and paragraph 76(a) of IAS 1.

13.   We note your disclosure regarding other reserves. Please explain to us in greater detail the nature and purpose of the reserves and how they arose. Please also tell us your basis for reflecting the reserves as a separate classification of equity.

Note 37. Differences between IFRS and US generally accepted accounting principles, page 150

14.	Please disclose the components and their amounts of regulatory assets and liabilities recognized under US GAAP in note b) on page 150. Additionally, please disclose regulatory assets not earning a return and their remaining recovery period. Refer to paragraph 20 of SFAS 71.

15.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in note c) on page 150 in accordance with paragraph 12 of APB 22.

16.	Please tell us why the classification of accrued interest in borrowings in accordance with IAS 39 is not considered a presentation difference between IFRS and US GAAP that should be disclosed on page 155.

Note 38. Condensed US GAAP financial information, page 159

17.	Please provide us with reconciliations of the adjustments to profit for each year to conform with US GAAP in Note 37 to the US GAAP adjustments in the condensed income statements. Please also provide us with an analysis of the adjustments to stockholders' equity for each line item appearing in the group balance sheet that would enable reconciliation to the condensed balance sheets for each year. In future filings, please consider presenting the adjustments in a manner that enables a reader to reconcile the amounts presented in your financial statements to the amounts presented in the condensed US GAAP information.

18.	Please tell us the nature and purpose of the "Other reserves" line item included in the shareholders' equity section of your balance sheets.

19.	Please tell us the nature of the of the £240m reclassification between cash and cash equivalents and marketable securities.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant